Power of Attorney to File Form ID and Form C on EDGAR

As an authorized representative of the company, you appoint Chandler Kline, Co-CEO, and Braden Kline, Co-CEO, of PicMii Crowdfunding LLC as the company's true and lawful representatives and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file with the Securities and Exchange Commission a Form ID and Form C (as well as all updates and amendments to Form C) on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of PicMii Crowdfunding LLC taken in good faith under or in reliance upon this power of attorney.

[signature]

Name

PRESIDENT

Title

DIGITAL FRONTIER MARKETING

Legal Company Name

2/3/2023

Date